EXHIBIT 99.1

Summary
FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 under
The Securities Exchange Act of 1934
Announcements sent to the London Stock Exchange
Ferguson plc, 1020 Eskdale Road, Winnersh Triangle, Wokingham, Berkshire, RG41 5TS. United Kingdom
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Update—Routine Transaction in Own Shares announcements in the period to March 1, 2022
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February 2, 2022	Transaction in Own Shares
February 3, 2022	Transaction in Own Shares
February 4, 2022	Transaction in Own Shares
February 7, 2022	Transaction in Own Shares
February 8, 2022	Transaction in Own Shares
February 9, 2022	Transaction in Own Shares
February 10, 2022	Transaction in Own Shares
February 11, 2022	Transaction in Own Shares
February 14, 2022	Transaction in Own Shares
February 15, 2022	Transaction in Own Shares
February 16, 2022	Transaction in Own Shares
February 17, 2022	Transaction in Own Shares
February 18, 2022	Transaction in Own Shares
February 21, 2022	Transaction in Own Shares
February 22, 2022	Transaction in Own Shares
February 23, 2022	Transaction in Own Shares
February 24, 2022	Transaction in Own Shares
February 25, 2022	Transaction in Own Shares
February 28, 2022	Transaction in Own Shares
March 1, 2022	Transaction in Own Shares